Via Facsimile and U.S. Mail
Mail Stop 6010

September 16, 2008

Richard Jagodnik
Chief Executive Officer
Diagnostic Imaging International Corp.
21 Malta, Dollard des-Ormeaux
Quebec, Canada H9B2E6

Re: Diagnostic Imaging International Corp.
        Form 10-KSB for the Year Ended December 31, 2007
        File No. 333-136436

Dear Mr. Jagodnik:

        We have reviewed your Amendment No. 2 for Form 10-KSB for the year ended
December 31, 2007 and have the following additional comment. Please revise your Form
10-KSB for the year ended December 31, 2007 in response to our comment. If you
disagree, we will consider your explanation as to why our comment is inapplicable.
Please be as detailed as necessary in your explanation. After reviewing the information
provided, we may raise additional comments and/or request that you further amend your
filing.

Form 10-KSB Amendment No. 2

Item 8A. Controls And Procedures

1.   We note that in your amended 10-KSB your management has again concluded
        that disclosure controls and procedures were effective as of the end of the fiscal
        year. In our letter dated August 28, 2008, we asked you to consider whether
        management's failure to provide its report on internal control over financial
        reporting impacts its conclusion regarding the effectiveness of your disclosure
        controls and procedures as of the end of the fiscal year. Please tell us the factors
        you considered and highlight for us those factors that supported your conclusion.
        In particular, please explain how you considered the definition of disclosure
        controls and procedures provided in Rule 13a-15(e), which indicates that effective

controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and **reported** within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comment and provide the requested information. You should furnish the letter to us via EDGAR under the form type label CORRESP.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661, or Carlton Tartar, Accounting Branch Chief, at (202) 551-3387 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

James Rosenberg
Senior Assistant Chief Accountant